Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Commences On/Off Leach Operations

Vancouver, BC – November 9, 2011: Petaquilla Minerals Ltd. (“Petaquilla” or the "Company") announces that, as part of the Company’s focus to continue to increase production at its Molejon gold mine, it initiated its on/off leach operation in the third week of September 2011.

The Company’s on/off leach operation target for its current second quarter (September 1, 2011, to November 30, 2011) is to reach 2,500 gold ounces contained in ore on the pad for future extraction. Petaquilla has achieved 50% of the target, thus far, and anticipates meeting its target within the next nine days.

The capacity of this first leach pad is 40,000 tonnes of ore. Prior to the end of this month, the Company will complete a second much larger leach pad with a capacity of 300,000 tonnes of ore. Combined, Petaquilla anticipates that the ore on the two leach pads will contain 17,000 gold ounces by the end of the third quarter of this fiscal year.

The Company anticipates reaching 70% recovery from the first leach pad in the next 60 days while simultaneously replacing ore for the next round of leaching, expected to have the same recovery results. Phases will overlap to ensure continuous extraction.

About Petaquilla Minerals Ltd. Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of its 100% owned 842 square kilometre concession lands in Panama - a region known historically for gold content. In addition, the Company has acquired 100% of the Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

Disclaimer. This press release includes forward-looking statements. All statements, other than statements of historical fact, contained in this news release, including, but not limited to, statements regarding future financial results, market assumptions, the estimation of mineral resources and the realization of mineral resource estimates, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond Petaquilla’s control that would cause the actual results, performance or achievements of Petaquilla to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions, Petaquilla’s present and future business strategies and the environment in which Petaquilla will operate in the future. Any forward-looking statements speak only as at the date of this document. Petaquilla expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in Petaquilla’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except to the extent required by applicable law. As a result of these factors, the events described in the forward-looking statements in this press release may not occur either partially or at all.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Executive Chairman

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.